Exhibit 3.1

Text of Article II, Section 6 of Bylaws, as Amended

SECTION 6. Fixing of Record Date. For the purpose of determining the shareholders entitled to notice of or to vote at any meeting of shareholders, or any adjournment thereof, or shareholders entitled to receive payment of any dividend, or in order to make a determination of shareholders for any other proper purpose, the Board of Directors shall fix in advance a date as the record date for any such determination of shareholders. Such date in any case shall be not more than ninety (90) days and, in case of a meeting of shareholders, not less than ten (10) days prior to the date on which the particular action, requiring such determination of shareholders, is to be taken. When a determination of shareholders entitled to vote at any meeting of shareholders has been made as provided in this section, such determination shall apply to any adjournment thereof.

Text of Article III, Section 3 of Bylaws, as Amended

SECTION 3. Age Limitation. No person shall be eligible for election or appointment to the Board of Directors if such person is under twenty-one (21) or over seventy-two (72) years of age at the time of his or her election or appointment. No director shall serve beyond the annual meeting of shareholders immediately following his or her seventy-second (72nd) birthday. This limitation shall not apply to a person serving as an advisory director or a director emeritus. Notwithstanding the foregoing, a director may, at the request of the Nominating Committee and if ratified by the Board, continue to serve as a director after the annual meeting of shareholders immediately following his or her seventy-second (72nd) birthday if (i) he or she was appointed to the Board of Directors in connection with a corporate acquisition, consolidation, or merger and (ii) the Nominating Committee and Board determine that his or her continued service would be of substantial benefit to the Corporation in recognizing the benefit of such acquisition, consolidation or merger. The continuation of such person’s service as a director shall be for such period as the Nominating Committee, subject to the approval of the Board, shall determine.